SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated November 26, 2002

Swedish Match AB
(Translation of Registrant’s Name into English)

Rosenlundsgatan 36
S-118 85 Stockholm, Sweden
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Press Release on a Breakthrough in the European Snus issue.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWEDISH MATCH AB

Date: November 26, 2002	By:	/s/ SVEN HINDRIKES
Sven Hindrikes Executive Vice President and Chief Financial Officer

PRESS RELEASE
Nasdaq:  SWMAY    Stockholmsbörsen:  SWMA

November 26, 2002

Breakthrough in the European Snus issue

The Administrative Court in Minden, Westfahlen, Germany, has decided to refer the question of the legality of the EU-ban on snus to the European Court of Justice in Luxembourg.

In its decision the Court decided to stay the initiated proceedings and that a preliminary ruling from the European Court of Justice in accordance with the procedure laid down in Art 234 of the EC Treaty should be sought concerning the following question: Is Art. 8 of Directive 2001/73/EC in accordance with imperative law of the European Community? This provision contains the prohibition of certain tobacco products including snus (Swedish moist snuff – for oral use).

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The ban on oral smokeless tobacco lacks adequate legal base and violates the principles of non-discrimination and proportionality, says Lennart Sundén, President and CEO of Swedish Match AB. – It does not even serve the purpose of promoting public health, but is in fact counter-productive to that purpose.

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Sweden is the first country to have reached the WHO-target of less than 20 % adult smokers among the population, although tobacco is as commonly used in Sweden as elsewhere in Europe, says Sundén. – The explanation is snus, which is more commonly used by Swedish men than cigarettes (20 % vs. 15%). Approximately half of all snus users are former cigarette smokers, says Sundén. As a consequence tobacco related disease is far less prevalent in Sweden than in other European countries.

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Recent independent scientific studies clearly show that the health risks related to snus use are far less than those related to cigarette smoking, says Sundén. The ban simply does not make sense. Snus is not part of the tobacco problem, but rather part of the solution to this problem, says Sundén.

The process in the European Court of Justice is expected to take approximately two years.

Swedish Match is an international group with headquarters in Stockholm, Sweden. The company manufactures a broad range of tobacco products, matches and disposable lighters which are sold in approximately 140 countries. Sales for the twelve month period ending September 30, 2002 amounted to 13,847 MSEK. Swedish Match is listed on Stockholmsbörsen (SWMA) and on NASDAQ (SWMAY).

For further information, please contact:

Lennart Sundén, President and Chief Executive Officer	office	+46 8 658 01 75

Sven Hindrikes, Executive Vice President and	office	+46 8 658 02 82
Chief Financial Officer	mobile	+46 70 567 41 76

Bo Aulin, Senior Vice President, Secretary	office	+46 8 658 03 64
and General Counsel	mobile	+46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations	office	+46 8 658 01 73
	mobile	+46 70 938 01 73